UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

Triton International Announces Agreement to Acquire Global Container International
On March 10, 2025, Triton International Limited announced the signing of a definitive agreement to acquire Global Container International LLC. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close during the first half of 2025.
The press release announcing the transaction is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.
Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release dated March 10, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TRITON INTERNATIONAL LIMITED
Date: March 10, 2025    By: /s/ Carla L. Heiss
Name:    Carla L. Heiss
Title:    Senior Vice President, General Counsel and Secretary